December 15, 2017

VIA EDGAR CORRESPONDENCE

Megan Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TCW Direct Lending LLC

Annual Report on Form 10-K for the

Fiscal Year Ended December 31, 2016

Filed March 28, 2017

File No. 814-01069

Dear Ms. Miller:

On behalf of TCW Direct Lending LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on November 28, 2017 with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 filed on March 28, 2017 (the “Form 10-K”). For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Form 10-K.

1.	On page 4 of the 10-K, the disclosure states that the Direct Lending team has typically not involved the use of PIK interest and does not expect to originate a significant amount of investments with PIK interest features. Please explain what the Company would consider a significant amount of investments with PIK interest features.

Response:

The Company’s investment strategy typically does not involve the origination of loans with payment-in-kind (“PIK”) interest features at the time of origination. However, the Company does allow for the inclusion of a PIK interest feature via a loan modification or amendment in certain cases, such as a covenant breach, possible default or additional yield enhancements. As of December 31, 2016, out of the Company’s 27 debt investments presented on the Company’s Consolidated Schedule of Investments, only two had a PIK interest feature and such feature arose out of an amendment and repricing. As of December 31, 2016, PIK interest income represented 3% of the Company’s total investment income. The Company does not anticipate having more than 20% of its investment deals with PIK interest features at the time of origination, more than which the Company would consider significant.

Megan Miller

Securities and Exchange Commission

2.	Please explain and represent that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments as disclosed on page 28.

Response:

The Company represents to the Staff on a supplemental basis that while its existing assets may not provide adequate coverage to satisfy all of its existing unfunded commitments, the Company has sufficient undrawn equity commitments from its unitholders, which it can draw on to fund its unfunded commitments.

3.	In future filings, please include the aggregate dollar amount and percentage of non-qualifying assets as of the report date in the footnotes to the schedule of investments.

Response:

The Company will disclose the aggregate dollar amount and percentage of non-qualifying assets as of the report date in the footnotes to the Consolidated Schedule of Investments in its future filings.

4.	The Consolidated Schedule of Investments identifies first-lien, last out term loans. Please supplementally describe the accounting treatment of the debt and related agreements amongst lenders. Specifically, describe the unit of account and if these instruments are accounted for separately. Further, describe if the debt instrument can be sold separately and apart from the agreement with other lenders.

Response:

The Company accounts for first-lien, last out term loans in a manner similar to the Company’s other debt investments as described in Note 2 to the Company’s consolidated financial statements. When investments are bifurcated between first and last out tranches, the Company separately accounts for these debt investments and discloses them as separate debt investments on the Consolidated Schedule of Investments. While the debt instruments can be sold separately, the existing agreement amongst lenders cannot be renegotiated and therefore, the existing terms and conditions agreed to by the original lenders must accompany the debt instrument.

5.	Please provide in correspondence the accounting policy for such investments, including how the valuation of these investments takes into account the payment prioritization or payment waterfall and the impact of the arrangements on the calculation of interest income under the effective interest method.

Response:

The Company advises the Staff that such investments are accounted for in a manner similar to the Company’s other debt investments as described in Note 2 to the Company’s consolidated financial statements. The Company uses a market based approach to assess

Megan Miller

Securities and Exchange Commission

the total enterprise value of the portfolio company in order to evaluate the enterprise value coverage of the Company’s debt investment. After enterprise value coverage is demonstrated, an income based approach using a discounted cash flow analysis is employed to estimate the fair value of the investment. Payment prioritizations or waterfalls are considered under each valuation technique.

The calculation of interest income under the effective interest method reflects the interest rate the Company is entitled to receive under the agreement amongst lenders rather than the contractual amount owed by the borrower.

6.	Please explain why the disclosure requirements of ASC 820-10-50-6A were not included for the investments that are valued using NAV as practical expedient.

Response:

The Company re-examined the disclosure requirements outlined in ASC 820-10-50-6A and confirmed that all required disclosures have been included in the Company’s consolidated financial statements, with the exception of ASC 820-10-50-6A(d). The Company in its future filings will disclose that its investment in TCW Strategic Ventures LLC (the “Fund’) is restricted from redemption until the Fund’s termination, as the Fund is a closed-end investment fund.

7.	In Note 4, please confirm whether the amounts reimbursed by the Adviser are subject to recapture or recoupment. If so, please describe the terms and amounts that are subject to recapture or recoupment.

Response:

The Company confirms that no amounts reimbursed by the Adviser are subject to recapture or recoupment.

8.	Please explain how the determination was made not to consolidate the joint venture. Please also include whether the auditors agree with the assessment not to consolidate.

Response:

The Company performed an assessment in accordance with Accounting Standards Codification 810, Consolidation, and concluded that TCW Strategic Ventures LLC (the “Fund”) is a voting interest entity. However, because a noncontrolling third-party junior note holder in the Fund has substantive participating rights over decisions that significantly impact the Fund’s economic performance, the Company is precluded from having to consolidate the Fund.

The Company’s auditors agreed with the assessment to not consolidate the Fund.

Megan Miller

Securities and Exchange Commission

9.	In correspondence, please verify whether or not the Company has performed an analysis as to whether the disclosure requirements of Rule 3-09 or 4-08(g) apply to all of its investments.

Response:

The Company confirms that it performed tests required by Regulation S-X Rules 3-09 and 4-08(g) on an annual basis.

10.	Please refer to the 5-2014 AICPA expert panel minutes and please confirm in future disclosures that the financial statements will include the information included in those minutes.

Response:

The Company reviewed the Highlights of the May 20, 2014 Investment Companies Expert Panel Conference call and noted the following update from the SEC Staff:

BDCs –The SEC staff recently received a number of consultations relating to disclosures about a joint venture formed by a BDC and a third party, where a BDC has concluded consolidation of the joint venture is not required. Under these circumstances, generally the SEC staff has suggested including, and BDCs have included, in the notes to their interim and annual financial statements: (1) a schedule of investments of the joint venture that complies with Article 12 of Regulation S-X and (2) summarized financial information of the joint venture. The summarized financial information has typically included detailed information related to the assets, liabilities and results of operations of the joint venture (e.g., investments, cash, other assets, total assets, debt, other liabilities, total liabilities, members equity, interest income, dividend income, other income, total income, management fees, incentive fees, interest expense, other expenses, total expenses, net investment income, change in unrealized gain/loss, realized gain/loss, etc.). BDCs should also evaluate whether to file separate financial statements of the joint venture pursuant to Rule 3-09 of Regulation S-X.

The Company performs an annual analysis as to whether financial statement and information requirements of Rules 3-09 or 4-08(g) of Regulation S-X are triggered. As of December 31, 2016, such analysis concluded that the Company’s investment in TCW Strategic Ventures LLC met the significance thresholds in Rule 3-09 of Regulation S-X. Accordingly, the Company included, as an exhibit to its Form 10-K filing, the separate annual financial statements for TCW Strategic Ventures LLC. Though the significance threshold under Rule 4-08(g) of Regulation S-X was also met, the Company did not include summarized financial information required by Rule 4-08(g) since, in accordance with SAB Topic 6K.4.b, summarized financial information required by Regulation S-X Rule 4-08(g) need not be included if a registrant includes separate financial statements for an investee in its annual report.

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Megan Miller

Securities and Exchange Commission

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Jim Krause at 213-244-1065 or Dipo Ashiru at 212-771-4196.

Very truly yours,
/s/ James G. Krause
James G. Krause

cc:	Dipo Ashiru
TCW Direct Lending LLC